Exhibit 99.1

Exhibit 99.1

posco

2015 2Q Earnings Release

July 15, 2015

Q Operating Performance

Business Strategy (IP 2.0)

Figures in this presentation are based on unaudited financial statements of the company.

Certain contents in this presentation are subject to change during the course of auditing process.

2Q Operating Performance

Parent Income

Profitability improved as WP product sales increased, despite the slow market

Production Sales Income

(in thousand tons) (in thousand tons, thousand KRW/ton) (in billion KRW)

9.2% 9.2%

741

9,260 9,316 670

9,183 7.6%

Crude 620

Steel Carbon OP 8,930 Steel Price Margin

8,601 8,600 8,876

8,542 8,532 7,420 6,788

6,576

Revenue

Steel 622 608

565

Product

Operating Profit

2014.2Q 2015.1Q 2015.2Q 2014.2Q 2015.1Q 2015.2Q 2014.2Q 2015.1Q 2015.2Q

[Sales Volume and Inventories] [WP* Product Sales Portion ] 2014.2Q 2015.1Q 2015.2Q 2014.2Q 2015.1Q 2015.2Q (thousand tons, %) 37.7 Carbon 32.8

8,165 8,170 8,452 Domestic 4,697 4,223 4,367 Portion

Steel 3,132

Sales 2,581

S T S 436 430 478 Exports 3,845 4,309 4,509

(portion) (45.0) (50.5) (50.8) Volume

* Gwangyang) No.4 HR mill completion : Invento-

977 1,276 1,257 2014.2Q 2015.2Q

October 2014 ries

*World Premium : POSCO’s high-end product category

POSCO Earnings Release July 15, 2015

2Q Operating Performance

Consolidated Income

Profit declined due to poor performance of domestic and overseas affiliates

Revenue Operating Profit Net Profit

(in billion KRW) (in billion KRW) (in billion KRW)

OP 5.0% ROE 4.3%

16,704 4.8% 3.0%

Margin 4.5%

1.0% 15,101 15,189 839 487 335 731

686 117

2014.2Q 2015.1Q 2015.2Q

? Net profit declined YoY

· Plantec-related losses : (’15.Q2)170 2014.2Q 2015.1Q 2015.2Q 2014.2Q 2015.1Q 2015.2Q · Forex-related losses: (’14.Q2)283 (’15.Q2)78

Revenue Operating Profit Net Profit*

(in billion KRW)

2014.2Q 2015.1Q 2015.2Q 2014.2Q 2015.1Q 2015.2Q 2014.2Q 2015.1Q 2015.2Q

Steel 12,564 11,764 11,505 643 551 478 570 352 ?26 Trade 7,970 7,003 7,079 108 114 97 96 95 61 E & C 2,581 2,435 2,561 51 29 36 13 82 132 Energy 571 584 471 35 89 20 14 62 11 I C T 273 218 241 14 5 9 3 2 13 Chem/Mat’l /Others 821 756 705 35 20 7 43 2 ?9 Total 24,780 22,760 22,562 886 808 647 627 427 105

* Net Profit : Internal trading included (ex. impairment loss by Plantec share price drop)

POSCO Earnings Release July 15, 2015

2Q Operating Performance

Financial Structure

Liabilities to Equity ratio returned to the level of 2Q 2014, supported by sales of POSCO Specialty Steel

Assets Liabilities Equity

(in billion KRW) (in billion KRW) (in billion KRW)

Liabilities

84,631 to Equity 89.8

84,567

(%) 86.9

83,656 86.8

45,271

44,573 44,762 40,058

39,296

38,894

2014.2Q 2015.1Q 2015.2Q 2014.2Q 2015.1Q 2015.2Q 2014.2Q 2015.1Q 2015.2Q

5

POSCO Earnings Release July 15, 2015

2015 Business Plan

Consolidated Business Target

2014 2015(F)

POSCO Target (Parent)

Revenue (trillion 29.2 27.7 KRW)

Crude Steel Production (million 37.7 37.8

tons)

Product Sales () 34.3 35.4 Investment (trillion 3.0 3.0

KRW)

Consolidated Target

Revenue (trillion 65.1 63.9 KRW)

Investment () 5.4 4.2

6

POSCO Earnings Release July 15, 2015

Appendix#1. Business Environment

Global Steel Demand

China's Steel Economy

"Expect modest recovery in 2H, with the effect of the economy stimulus plan"

- ✓ Actual economic sentiment worsened as the price and demand fell during 1H
  - Steel demand fell within 5%↓, Steel PMI for June was at its worst since 2008
- ✓ Demand and price are to recover due to restocking adjustments and the state infrastructure investment
  - Chinese government approved 800 billion Yuan worth of infrastructure investment in 1H
  - 2H restocking demand to pick up as 1H inventories dry out

[China's Crude Steel Production and Steel PMI]



Steel PMI (pt)
43.0
45.1
43.0
48.2
42.4
37.4
11.0
14.7
15.2
13.7
12.9
12.9
Steel Distribution Stocks (million tons)
'15.1
2
3
4
5
6

* World Steel Association, Mysteel, China Federation of Logistics & Purchasing

Steel Demand in Major Countries

"Global demand to slightly fall, influenced by China"

- ✓ China : Steep demand fall in 1H will cause 2015 demand to decline more than expected (△0.5%) despite 2H recovery
- ✓ US : 2015 demand to remain stable yoy as automobile and construction demand increased despite declined energy pipe demand
- ✓ Emerging Countries : Partially offset the effect from China's weak demand as the countries will show firm growth of 4~6%

[Outlook for Demand in Major Countries] (in million tons)

	2012	2013	2014	YoY	2015	YoY
US	96.2	95.7	106.9	11.7%	106.5	△0.4%
EU	139.2	140.4	146.8	4.5%	149.9	2.1%
China	660.1	735.1	710.8	△3.3%	690.0	△3.0%
India	72.4	73.7	75.3	2.2%	80.0	6.2%
SEA	58.9	63.2	65.3	3.2%	68.9	5.5%
MENA	66.2	66.8	70.1	5.0%	72.9	4.1%
Global	1,439.3	1,528.4	1,537.3	0.6%	1,507.0	△2.0%

* World Steel Association(April 2015), POSRI

POSCO Earnings Release | July 15, 2015
7

Appendix 1. Business Environment

Domestic Steel Demand

Outlook for Demand Industries

Automobile	Production dropped as 1H exports struggled, 3Q to rebound slightly YoY ✓ Domestic (thousand units) : 345 ('15.1Q) → 393 (2Q) → 350 (3Q) ✓ Exports (thousand units) : 734 ('15.1Q) → 818 (2Q) → 652 (3Q)
Shipbuilding	While 3Q orders continue to decline, 3Q building is to steadily go up ✓ Building (million GT): 6.3 ('15.1Q) → 6.0 (2Q) → 6.4 (3Q) ✓ Order (million GT): 4.9 ('15.1Q) → 7.9 (2Q) → 3.8 (3Q)
Construction	Both 3Q investments on construction and engineering to climb up YoY ✓ Construction (trillion KRW): 26.0 ('15.1Q) → 35.5 (2Q) → 35.7 (3Q) ✓ Engineering (trillion KRW) : 13.6 ('15.1Q) → 20.0 (2Q) → 17.9 (3Q)


(thousand units)
Production
976
1,206
1,108
1,214
1,002
(million GT)
Building
5.7
4.9
6.3
6.0
6.4
(trillion KRW)
Investment
51.9
53.2
39.6
55.5
53.7
2014.3Q
4Q
2015.1Q
2Q
3Q

* POSRI(July 2015)

Outlook for Supply/Demand

"3Q steel consumption to decline slightly as inventory level remains due to slow automobile sales, while production will be stable YoY as imports decline and demand industries recover"

(in thousand tons)	2013	2014	2015				
				1Q	2Q	3Q	YoY
Nominal Consumption	51,762	55,521	54,710	13,021	14,480	13,580	-0.2%
Export	29,191	32,257	32,890	7,888	7,880	8,075	-1.2%
Production	69,146	74,109	74,688	17,695	19,210	18,625	+1.1%
Import	11,807	13,669	12,912	3,214	3,150	3,030	-9.8%
Incld. Semi-products	19,393	22,749	22,153	5,554	5,195	5,195	-7.8%

* POSRI(2015.7)

POSCO Earnings Release | July 15, 2015
8

Appendix 1. Business Environment

Raw Materials

Iron Ore	
2015.2Q	Price went up due to temporarily tight supply and demand, as exports from Brazil and Australia to China during March~April declined. However, as Chinese steelmakers' margin shrank, the price downturned
2015.3Q	**"Fine ore within CFR U$55/ton"** Price is to stay weak due to decreased purchasing power in the upcoming slow season, existing steel market depression in China, and inflow of new productions of major miners, such as RoyHill

Coking Coal	
2015. 2Q	Price slightly upturned after reaching its bottom on spot basis in May (FOB U$82/ton, May 11). However, as 3Q benchmark price (U$93/ton) was set low, the price movement stabilized
2015.3Q	**"Hard Coking Coal within FOB U$88/ton"** Under the oversupply situation, the price is to stay weak at current level due to weak fundamentals for market upturn and slow demand, at the backdrop of the slow season in Chinese steel economy approaches


[Iron Ore Price]
(US$/ton)
133
135
120
103
90
74
62
58
55
2013 3Q
2013 4Q
2014 1Q
2014 2Q
2014 3Q
2014 4Q
2015 1Q
2015 2Q
2015 3Q(f)

*Platts 62% Fe IODEX CFR China (Quarter Average Spot)


[Coking Coal Price]
(US$/ton)
142
142
122
113
112
111
105
88
88
2013 3Q
2013 4Q
2014 1Q
2014 2Q
2014 3Q
2014 4Q
2015 1Q
2015 2Q
2015 3Q(f)

*Platts HCC Peak Downs Region FOB Australia (Quarter Average Spot)

9
POSCO Earnings Release | July 15, 2015

Appendix 2. Financial Statements

Summarized Statements of Income

(in billion KRW)

2014.2Q 2015.1Q 2015.2Q QoQ Revenue 16,704 15,101 15,189 +88 Gross Profit 1,813 1,798 1,721 77 (Gross Margin) (10.9%) (11.9%) (11.3%)—Selling & Admin. Expenses 973 1,066 1,035 31 Operating Profit 839 731 686 45 (Operating Margin) (5.0%) (4.8%) (4.5%)—

Other Operating Profit ?242 58 ?135 ?193

Share of Profit (loss) of

37 63 22 +85

Equity-accounted investees

Finance Items Gains 160 ?122 ?269 ?147

Foreign Currency Transaction

283 978 69

& Translation Gains (loss)

Net Profit 487 335 117 ?218

(Net Margin) (2.9%) (2.2%) (0.8%)—

Owners of the Controlling

511 339 198 141

Company

POSCO Earnings Release July 15, 2015

Appendix 2. Financial Statements

Consolidated Statements of Financial Position

(in billion KRW)

2014.2Q 2015.1Q 2015.2Q QoQ Current Assets 31,874 31,948 31,473 475 Cash & Financial Goods* 5,456 6,577 7,435 +858 Account Receivable 12,276 11,653 11,134 ?519 Inventories 10,876 10,046 9,352 694 Non-Current Assets 52,693 52,683 52,183 500

Other Long-term

Financial Assets** 4,655 3,514 3,355 ?159

PP&E 35,500 35,210 34,917 ?293

Total Assets 84,567 84,631 83,656 975 Liabilities 39,296 40,058 38,894 1,164 Current Liabilities 21,075 22,559 22,028 531 Non-Current Liabilities 18,221 17,499 16,866 633 (Interest-bearing Debt) 26,974 28,094 27,771 323 Equity 45,271 44,573 44,762 +189

Owners of the

Controlling Company 41,585 41,237 41,517 +280

Total Liabilities & Equity 84,567 84,631 83,656 ?975

* Cash & Financial Goods : Cash and cash equivalents, Short-term financial goods, Short-term available for sale securities, Current portion of held-to-maturity securities, and Derivatives asset held for trading **Including Other bonds 11

POSCO Earnings Release July 15, 2015

2Q Operating Performance

Business Strategy (IP 2.0)

Innovation POSCO 2.0

—Accelerating innovation through management reforms

July 15, 2015

POSCO

* IP : Innovation POSCO

Contents I. IP 1.0 Vision & Results

1. Background of IP 1.0

2. IP 1.0 Results

II. Introduction of IP 2.0

III. Key Strategies

IV. 2017 Financial Target & Vision

I -1. Background of IP 1.0

Launched the vision of "POSCO the Great" and IP 1.0 strategies (Mar. '14)

POSCO

- Loss-making businesses increased as investment weighed on growth
  - Unfocused investments on wide range of businesses (materials/energy/infra.)
  - Poor performance results of growth biz (Mg smelting, High-purity alumina, etc)
  - Performance of large overseas investments at risk

2013 perfomance plunged compared to 2008

- OP Margin: 17.2 → 4.8% (con.)
- Liabilities to Equity: 65.2 → 84.3%(con.)
- Credit Rating: A1→ Baa2 (Moody's)

➲ Survival endangered

External Environment

- Steel oversupply & margin squeeze intensified
  - Heavy oversupply of 500 million tons ('13)
  - OP margin gap among 5 major competitors* shortened ('08) 12.2 → ('13) 4.6%p.

* A-M, NSSMC, JFE, TKS, Baoshan (TKS in parent basis)

Introduced new vision by changing the management paradigm from 'Quantity Growth' to 'Quality Growth'

POSCO the Great

1. Strengthen Steel Competitiveness
2. Select and Focus New Growth Business
3. Improve Financial Structure
4. Renew Management Infrastructure

Innovation POSCO 1.0 Agendas

15

I -2. IP 1.0 Results

Generated substantial results as of 1H 2015 with IP 1.0

2014 target for mid-term reached (consolidated EBITDA 6.5 trillion KRW)

(Target) 6.2 trillion KRW

Strengthen Steel Competitiveness

- **Expanded high-end products sales with solution-marketing**
- **Secured World Top technology advantage of WF/WB* products**

  * World First / World Best

Select & Focus New Growth Biz

- **Executed Smart Exit on non-core biz** (ex. civil mining)
- **Set base for commercial sales of POSCO's own tech.**
  - Lithium extraction, Ni convergent smelting technologies verified at pilot plant stage

Improve Financial Structure

- **Improved financial soundness with non-debt financing** (raised 3.6 trillion KRW)
- **Steps taken to recover Credit Ratings**
  - S&P rating (Jun, '15): BBB+Negative → BBB+Stable

Renew Management Infrastructure

- **Settled project-based working environment**
- **Nurtured experts and performance-based compensation** (PCP* increased, salary paid by results)

  * POSCO Certified Professional



'14
'15.1H
Solution-based sales volume
(10 thousand tons)
100
130
Target
Results
90
97
Non-core Biz Smart Exit
(cases)
14
16
2
3
Financing
Restructuring
(trillion KRW, cases)
cases
2.0
2.1
(21)
(21)
0.8
1.5
(9)
(10)
IP PJT expected profit
(trillion KRW)
0.7
(410 cases)
1.4
(545 cases)

Remaining Tasks

- ➢ **Non-debt financing target reached, while efforts to turn around loss-making businesses and restructuring remained disappointing**
- ➢ **Lack of responsibility management system and complacent attitude remains**

16

Contents I. IP 1.0 Vision & Results

II. Introduction of IP 2.0

1. Importance of IP 2.0

2. Meaning of IP 2.0

3. IP 2.0 Strategy

. Key Strategies

. 2017 Financial Target & Vision

* IP : Innovation POSCO

Ⅱ-1. Importance of IP 2.0

Mid-term target challenged due to recently worsened corporate environment and rise of trust crisis

Worsened steel market

- **Both demand and product price fell**
  - Global steel demand down 1.5% , Product price fell 22% ('15.1H)
- **Oversupply and competition intensified**
  - Japanese mills with the low yen and Chinese mills and CIS pressured price

【Steel price trend($)】



* HR : Chinese Guangzhou price
* Slab : CIS export price (FOB)
440
442
382
364
344
355
318
320
HR
Slab
'14.12
'15.2
'15.4
'15.6

* 2015 HR price outlook was $535, at the time of setting mid-term strategy (April, 2014)

Weak performance of Subsidiaries

- **Subsidiaries under more pressure**
  - POSCO OP increased by 140 billion KRW yoy, while consolidated OP fell by 150 billion KRW yoy ('15.1H)
- **Recovery of overseas business delayed**
  - '14) Overseas NP margin △0.7%

【Subsidiaries contribution (%)】



POSCO
Subsidiaries (aggregated)
Total Revenue
Total OP
(trillion KRW)
(98.2)
(45.3)
(3.5)
(1.5)
100%
50%
70%
70%
32%
16%
'14
'15(1Q)
'14
'15(1Q)

Rise of trust crisis

- **Reputation tarnished**
  - Slush fund scandal of P-E&C
  - Overpriced takeover of underperfoming companies
- **Lack of trust as resturcturing delayed**

【Stock price of major steelmakers】



NSSMC
(+1%)
POSCO
(-25%)
ArcelorMittal
(-29%)
'14.Jan
'14.Jun
'15.Jan
'15.Jun

Need to upgrade to IP 2.0 through revising IP 1.0

18

?-2. Meaning of IP 2.0

Strategy of IP 1.0 reinforced through fundamental reforms

Innovation POSCO (IP) 2.0

Action and trust doubled

Innovation POSCO (IP) 1.0

One, Top, New Improve Recover Performance trust

Renewed Emergency 4 Innovative Agendas

Management Council

Activated Derived Reform Management Plans The year 2018, groundwork for the next 50-years

Worsened external environment

Continued poor performance of domestic affiliates and overseas businesses

Execution power weakened as trust issues rise

-3. IP 2.0 Strategy

Enhance corporate value with ethical management and restructuring

Rebuild trust by setting responsibility management and creating sustainable business structure

IP 1.0 IP 2.0 Innovative Agenda Causes Innovative Agenda

Strengthen

Steel Prolonged margin squeeze Strengthen Steel Overseas profit pressured as emerging markets slow down Competitiveness

Competitiveness

Improve Concerns over lack of restructuring on low-profit businesses Speed-up Financial recessions and Prolonged increased volatility risk Restructuring

Structure

Reached non-debt financing target of 3.6 trillion KRW

Demand for renewable energy fell due to oil price decline

Select & Focus ? Materials market yet to boom and profitability weak due Generate Results of

New Growth Biz to recession New Growth Biz

Complete early-exit on weak new business (19 businesses)

Renew Trust crisis conjured up with request for corporate reform Build Ethical Management ? Need to reinforce performance-based compensation and Management

Infrastructure responsibility Infrastructure

Strengthen

Steel Competitiveness

POSCO the Great The Most Respected & Beloved Company Globally

Vision

Innovative POSCO 2.0

Innovative

Agenda

Speed-up Restructuring

3 Generate

Results of

New Growth Biz

4 Build Ethical

Management Infrastructure

management reform to rebuild execution power and trust

Clean POSCO

Mgmt.

Ideas

One POSCO

New POSCO

Top POSCO

IP 2.0 Vision

2 3 4

Clean One New Top POSCO POSCO POSCO POSCO

Contents I. IP 1.0 Vision & Results II. Introduction of IP 2.0

III Key Strategies

1. Strengthen Steel Competitiveness

2. Speed-up Restructuring

3. Generate Results of New Growth Biz

4. Build Ethical Management Infrastructure

IV. 2017 Financial Target & Vision

* IP : Innovation POSCO

III-1. Strengthen Steel Competitiveness

Recover World-Top level of profitability

IP 2.0 Key Strategy Target

2.5

Rebuild strategy for overseas investments 2.3

Solution-based Sales 1.8

1.3 45 50%

<Upstream> Volume 40

33

- Avoid new upstream investments (WP ratio)

- Lower the risk with local partnerships on pre-invested ’14 ’15 ‘16 ‘17

2.5 million tons upstreams

<Downstream> Automotive Steel 9.5

8.7 9.1

- Downstream overseas expansion, based on CGL and Sales Volume

8.3 357 thousand

Coil Center (Automotive CG) 322 tons

- Proceed joint expansion overseas with suppliers 289 294

Elevate POSCO’s own solution-marketing 9.5 million tons

’14 ’15 ‘16 ‘17

? Number of CGL line

(‘15) Domestic 6, Overseas 4 ?

+ + (‘17) Domestic 7, Overseas 5

91%

Cost competitiveness with pursuing more Competitive Tender 84 profitability-based transactions Portion 77

74

- 100% competitive tender, Reduce internal-trading

- Remove excessiveness and execute extreme cost- 91% ’14 ’15 ‘16 ‘17 reduction (0.5 trillion KRW/yr) (To reach 99% by 2018) 23

Technical

Solution

Commercial

Solution

Human

Solution

III-2. Speed-up Restructuring

Solidify financial base by focusing on restructuring low-profitability businesses

IP 2.0 Key Strategy

- **Realign the group portfolio**
  - Foucs on steel and 4 main domains and keep its progress
- **Reduce low-performing domestic affiliates by 50%**
  - Dispose subsidiaries lacking independent competitiveness
  - Strict control on insolvent new businesses
- **Reduce 30% of overseas businesses within the group**
  - Pursue early turn-around of newly run overseas steel biz.
  - Dispose/liquidate/merger non-core business within the group
- **Set regular restructuring system**
  - Run resturcturing task-force team (namely **Work-out TF**)
  - Stronger risk management on liquidty and businesses of subsidiaries

Target

Group Portfolio

Steel+4 domains



Materials
Trading
Steel
Energy
Infra.

Domestic Affiliates

25 companies to reduce



47
42
33
22
'14
'15
'16
'17

* Based on fair-trade law

Overseas Subsidiaries

64 companies to reduce



181
167
141
117
'14
'15
'16
'17

※ Aggregated performance results of companies target for restructuring (based on 2014)
: Operating Loss 292.6 billion, Net Loss 548.2 billion KRW

24

III-3. Generate Results of New Growth Biz

Early development of new growth businesses

IP 2.0 Key Strategies

■ **New growth business : Invest by using POSCO-owned technology**

- Core Technology: Finex, CEM, Li Extraction, Ni Smeltering, fuel cell battery, etc
- Recreate business terms through **TPB* strategy**

* Technology based Platform Biz

■ **Commercialize technology that bears global edge**

- **Lithium** Extraction: D/P* to finalize by 2016, Start commercial production by 2017 (20,000 tons)
- **Nickel** Smeltering : Proven availability to commercialize in 2015, Start building D/P by 2016 (5,000 tons)
- **Fuel cell** : Finalized the plant in 2015, Develop convergence solution by 2016

* Demo Plant

■ **Find 'Smart Industry Platform' based new business**

- Set Smart Factory for steel-making process (to apply in Plate line in Gwangyang in 2016)
- Proceed Smart Building, Smart City project (in relation with PIF)

Target

❖ **TPB-based profit : Over 120 billion KRW ('16)**



Hub (POSCO)
A
B
C
D
E
M
T
T+E
M+T'
M+T"

- A~E : Partner companies
- T : POSCO sales tech.
- E : Engineering tech.
- M : Money
- T', T" : Tech. of partners

<Technology-based Platform Biz.(TPB)>

❖ **Commercialization of Lithium by 2017 (20,000 tons/year)**

'17	Commercial Production
'16.E	Complete Demo Plant
'15. Mar.	Proved technology for large scale demo plant (PP3)

※ Product price (as of July 2015)
- Hydroxide Lithium U$9,000/ton, Carbon Lithium U$6,500/ton

<Timeline for Li Commercialization>

25

III-4. Build Ethical Management Infrastructure

Renew ethical management culture through extreme reforms

IP 2.0 Key Strategies

Build global top level of ethical management system [Recent views of Interest Parties]

- Apply ‘One Strike Out Rule’ to 4 major unethical conducts*

- Optimize Business Compliance Risk Management system Lack of

* Bribery, Embezzlement, Sexual harassment, Spin control customer-based

Discard malpractice regarding transaction, outsourcing, attitude and personnel affairs Favoritism over ‘Indiscreet

- The 3 100% rule (100% competition, 100% record, 100% open) POSCO-bre anagement’

- Run ‘Clean POSCO System’ to rule out bribery

Strengthen manpower by not allowing favoritism Weak ethical over POSCO-bred and conducting fair promotion management

—Extend global job postings and recruit outside experts among global compnaies

- Level-up the management competency through stronger evaluation system towards executives

Reduce staff-level to increase organizational

efficiency Untransparent Lack of responsibility

- Repost excess-labor to frontline by organizational purchsing process for performance restructuring

- Increase labor efficency by running optimal level of each department

Customer society employee partner

Contents I. IP 1.0 Vision & Results II. Introduction of IP 2.0 III. Key Strategies

IV. 2017 Financial Target & Vision

* IP : Innovation POSCO

-1. 2017 Financial Target

Reach EBITDA 7.5 trillion and D/E ratio of 3.1 through 4 innovative agendas

EBITDA : 7.5 trillion KRW D/E ratio : 3.1 times

4.6 4.6

Consolidated POSCO Debt/EBITDA

7.5 trillion 3.7

27.4 3.1

6.5 5.0 trillion 26.8

4.5 23.5

Debt 20.7 trillion

‘14 ‘17 ‘14 ‘17 ‘14 ‘15 ‘16 ‘17

Add value to steel business and generate Cost reduction over 500 billion per year results from new growth business

—2017 WP product sales portion : over 50% 500 billion KRW

50

—2017 Automotive steel sales volume : 9.5 million tons 300

Labor

—Complete 1st stage of lithium commercialization by 2017

(20,000 tons) cost 300 POSCO

Expenses

Speed-up restructuring affiliates/overseas sites 150

—Effect by reducing operating losses : over 290 billion KRW Outsourcing cost 200 Subsidiaries

Non-debt financing over 2 trillion KRW Materials cost

Raise additional consolidated EBITDA of 1.0 trillion KRW from 2014

Reduce consolidated debt by 6.7 trillion KRW from 2014

IV-2. Vision (2025)

Build the groundwork for the next 50 years, supporting shareholders' value and the economy

POSCO the Great

The Most Respected & Beloved Company Globally

Expand New Growth Business
in Steel and 4 Major Domains

Energy
"Independent Provider of clean energy"

- Power Generation - Top domestic IPP
- Fuel Cell - No.1 Fuel cell producer, leading the market

Infrastructure
"Smart Industry Platform Provider"

Steel
"Steelmaker with World-Top profitability"

Global No.1 Steelmaker, with technology and cost leadership

Cost leadership

Technology Innovation

Quality Advantage

Materials
"Source Materials Maker with top competitiveness"

- Lithium - Global No.1 Energy storage-maker
- Nickel - Global Top 3 Ni-provider

Trading
"Support strengthening group portfolio with global network"

29